UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 12, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director

Telefónica vivo



RESULTS 1Q25

Telefônica Brasil S.A.
Investor Relations
May 12th, 2025

VIVT B3 LISTED | VIV LISTED NYSE | ISEB3 | ICO2B3

A Telefônica Brasil S.A. (B3: VIVT3, NYSE: VIV) discloses today its results for the first quarter of 2025, presented in accordance with International Financial Reporting Standards (IFRS) and the pronouncements, interpretations and guidelines issued by the Accounting Pronouncements Committee.

To access the spreadsheet containing the data available on our Investor Relations website, **click here**

1Q25 Highlights

Postpaid Accesses	FTTH Accesses	Total Revenues	EBITDA
67.4mn	**7.2mn**	**R$14.4bn**	**R$5.7bn**
+7.7% YoY	+12.9% YoY	+6.2% YoY	+8.1% YoY

We achieved over 116.1 million accesses in 1Q25 (+2.3% YoY). In the mobile segment, we ended the quarter with 102.4 million accesses (+2.7% YoY), reaching 519 cities covered with 5G (2.9x YoY). In the postpaid segment, ex-M2M and ex-dongles, we had 3.4 million net additions YoY, totaling 48.2 million accesses. Additionally, ARPU reached R$52.2 (+2.0% YoY), while postpaid churn, excluding M2M, remained at low levels, 1.06%.

In fiber, we reached 29.6 million homes passed in the quarter, a growth of +10.5% YoY, connecting 7.2 million homes (+12.9% YoY), with 211 thousand net additions in the period, +22.0% in the annual comparison.

Net revenue expanded by +6.2% YoY, driven by the strong performance of postpaid (+10.3% YoY) and fiber (+10.6% YoY) revenues, which together represent 72.9% of service revenues (+2.6 p.p. YoY). Additionally, Corporate Data, ICT, and Digital Services revenue grew by +15.8% YoY, contributing to the expansion of fixed revenue (+6.2% YoY).

In the last 12 months, the average monthly revenue per B2C RGU[1] reached R$62.9, reflecting the growth of B2C telco revenues (+6.2% YoY) and B2C new business revenues (+18.6% YoY), reinforcing our position as a one-stop-shop for our customers.

EBITDA grew by +8.1% YoY, with a margin of 39.6%, an increase of +0.7 p.p. in the annual comparison. EBITDA AL[2] also expanded by +8.1% YoY, with a margin of 30.4% (+0.5 p.p. YoY).

In 1Q25, Capex[3] totaled R$1,869 million, a decrease of -0.3% YoY, representing 13.0% of revenues (-0.9 p.p. YoY), reflecting the reduction in Capex intensity over net revenue.

Operational Cash Flow[4] totaled R$3,835 million (+12.7% YoY), with a margin of 26.7% (+1.5 p.p. YoY) over net revenue.

Net income[5] for the quarter reached R$1,058 million, an increase of +18.1% YoY.

The remuneration paid[6] to shareholders totaled R$2,576 million by the end of April 2025, with R$2,250 million related to interest on equity declared in the fiscal year 2024 and R$326 million related to share buybacks. Additionally, on July 15, 2025, we will pay R$2,000 million related to the second capital reduction event. **The Company has just deliberated additional R$500 million in interest on equity, totaling R$1,120 million up to May 2025.** We are committed to distribute to our shareholders an amount equal to or greater than 100% of net income for each fiscal year from 2024 to 2026. In 2024, we met the guidance, with a payout of 105.3% of net income.

1. [illegible] million Revenue Generating Units (Taxpayer ID/CPF).
2. AL means After Leases, more details on page 13.
3. Does not include amounts related to reversal of provision for licenses renewal in the amount of R$[illegible] million in 1Q24, besides IFRS 16 effects.
4. Operating Cash Flow is equal to EBITDA minus Capex (ex-IFRS16 and licenses).
5. Considers the net income attributed to Telefônica Brasil.
6. Considers the events paid from January 2025 to April 2025.

Highlights

CONSOLIDATED IN R$ MILLION	1Q25	1Q24	Δ% YoY
Net Operating Revenue	**14,390**	**13,546**	**6.2**
Mobile Services	9,272	8,702	6.5
FTTH	1,899	1,717	10.6
Corporate Data, ICT and Digital Services	1,312	1,132	15.8
Handsets and Electronics	909	881	3.2
Other Revenues[1]	999	1,114	(10.3)
Total Costs	**(8,687)**	**(8,269)**	**5.1**
EBITDA	**5,704**	**5,277**	**8.1**
EBITDA Margin	***39.6%***	***39.0%***	***0.7 p.p.***
EBITDA AL[2]	**4,376**	**4,047**	**8.1**
EBITDA AL[2] Margin	***30.4%***	***29.9%***	***0.5 p.p.***
Net Income[3]	**1,058**	**896**	**18.1**
Earnings per Share (EPS)[4]	**0.65**	**0.54**	**20.3**
CAPEX ex-IFRS 16[5]	**1,869**	**1,874**	**(0.3)**
CAPEX ex-IFRS 16[5]/Net Revenue	***13.0%***	***13.8%***	***(0.9) p.p.***
Operating Cash Flow (OpCF)[6]	**3,835**	**3,403**	**12.7**
OpCF[6] Margin	***26.7%***	***25.1%***	***1.5 p.p.***
Operating Cash Flow AL (OpCF AL)[7]	**2,508**	**2,173**	**15.4**
OpCF AL[7] Margin	***17.4%***	***16.0%***	***1.4 p.p.***
Free Cash Flow	**2,124**	**2,380**	**(10.7)**
Total Subscribers (Thousand)	**116,127**	**113,481**	**2.3**

1. Other Revenues includes Voice, xDSL, FTTC and IPTV.
2. AL means After Leases, more details on page 19.
3. Net income attributed to Telefônica Brasil.
4. Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note [illegible] of the Financial Statements from March 31, 2025.
5. Does not include amounts related to reversal of provision for licenses renewal in the amount of R$[illegible] million in 1Q24, besides IFRS 16 effects.
6. Operating Cash Flow is equal to EBITDA minus Capex (ex-IFRS16).
7. Operating Cash Flow AL is equivalent to EBITDA After Leases minus CAPEX ex-IFRS 16.

Mobile Business

CONSOLIDATED IN R$ MILLION	1Q25	1Q24	Δ% YoY
NET MOBILE REVENUE	**10,181**	**9,583**	**6.2**
Mobile Service Revenue	**9,272**	**8,702**	**6.5**
Postpaid[1]	7,935	7,193	10.3
Prepaid	1,337	1,509	(11.4)
Handsets and Electronics Revenues	**909**	**881**	**3.2**

Mobile Service Revenue (MSR) grew by +6.5% YoY, driven by Postpaid Revenue[1] (+10.3% YoY), that represents 85.6% (+2.9 p.p. YoY) of MSR. This strong performance is supported by the increase in the customer base (+7.7% YoY), that ended the quarter with 67.4 million accesses due to significant migrations from prepaid to control, and from control to pure postpaid, and the acquisition of new customers. Additionally, the impact of annual price adjustments contributed to the +2.0% YoY increase in postpaid ARPU, excluding M2M and dongles, reaching R$52.2.

In the prepaid segment, we recorded a revenue decline of -11.4% YoY, due to the **increased migration of customers from prepaid to postpaid,** accelerated from 2Q24 onwards, and reduced frequency of recharges on a yearly basis. This migration dynamic benefits the overall performance of the mobile service, as Postpaid presents higher ARPU and lower churn.

We have expanded our range of electronics, from smartphones to connected home devices, reflecting in the **+3.2% YoY growth** in Handsets and Electronics Revenues. In the quarter, the sale of 5G-compatible smartphones represented 89% of total smartphones sold (+1.0 p.p. YoY).


Mobile Accesses
Million
+3%
100
102
102
37
36
35
63
66
67
1Q24
4Q24
1Q25
Prepaid
Postpaid


Postpaid Accesses
Million
+8%
63
66
67
18
19
19
45
48
48
1Q24
4Q24
1Q25
M2M + Dongles
Hybrid + Pure Postpaid


Postpaid Churn (ex-M2M) %
0.97%
0.98%
1.06%
1Q24
4Q24
1Q25

1. Postpaid revenue includes M2M, dongles, wholesale and others.

Fixed Business

CONSOLIDATED IN R$ MILLION	1Q25	1Q24	Δ% YoY
NET FIXED REVENUE	**4,209**	**3,963**	**6.2**
FTTH	**1,899**	**1,717**	**10.6**
Corp. Data, ICT and Digital Services	**1,312**	**1,132**	**15.8**
Digital Revenues	883	680	29.9
Other Fixed Revenue[1]	**999**	**1,114**	**(10.3)**

Fixed Net Revenue increased by +6.2% YoY, supported by strong growth in FTTH (+10.6% YoY) and Corporate Data, ICT, and Digital Services revenues (+15.8% YoY) in 1Q25.

We reached 29.6 million homes passed with FTTH in 444 cities, with an increase of 2.8 million households YoY, connecting 7.2 million accesses (+12.9% YoY) after recording **211 thousand net additions in the quarter (+22.0% YoY).** In 1Q25, FTTH ARPU reached R$89.6 and churn remained at historical lows, 1.5%, -0.25 p.p. YoY.

Of the 7.2 million accesses, 4.3 million are convergent, of which 2.7 million are through Vivo Total[2], whose base grew by +77.4% YoY. Vivo Total represents 87% (+5.5 p.p. YoY) of FTTH additions in our own-stores over the past three months.

Corporate Data, ICT, and Digital Services Revenue presented a **double-digit growth, +15.8% YoY,** totaling R$1,312 million in 1Q25, of which R$883 million are Fixed B2B Digital revenues (+29.9% YoY).

FTTH



Homes Passed
Million
+11%
26.8
29.1
29.6
1Q24
4Q24
1Q25



Homes Connected
Million
+13%
6.3
7.0
7.2
1Q24
4Q24
1Q25

1. Other Fixed Revenues include Voice, xDSL, FTTC and IPTV.
2. Vivo Total is our product that combines fiber and mobile in a single offering, with plans starting at R$[illegible], as of the date of this report.

Digital Ecosystem

We continue to advance in the development of an ecosystem with relevant partners to fuel our consolidation as a digital services hub.

B2C

Financial Services

Vivo Pay is our 100% digital platform that consolidates Vivo's financial solutions, such as personal loans, insurance, early access to FGTS, PIX installments, among others. Considering the last 12 months, **revenues from financial services grew +10.2% YoY, to R$468 million**. Furthermore, the total amount of loans granted through Vivo Pay - Personal Loan, from the beginning of its operation in October 2020 until March 2025, reached R$972 million.

Entertainment

Vivo offers its customers the best video and music OTTs in the market. This service represented **R$759 million in revenues over the last 12 months (+27.0% YoY)** and we ended the quarter with 3.4 million content platforms subscriptions (+14.0% YoY).

Health and Wellness

Vale Saúde Sempre, our health services marketplace, that connects customers to clinics and laboratories across the country, through a monthly subscription, reached 430k subscriptions since the start of operation. Over the last 12 months, we reached 64k doctor appointments, exams, and procedures and 1.7 million discounted items bought in pharmacies, totaling **R$68 million (+158.6% YoY) in revenues from health and wellness** in the period.

B2C Products & Services

Over the last 12 months, considering all B2C products and services, both in telecommunications and new businesses, the **average monthly revenue per B2C RGU[1] reached R$62.9**, reinforcing our positioning as a one-stop-shop for our customers.

To reinforce Vivo's presence in the market of accessories for smartphones and other devices, on March 21, 2025, the Company acquired i2GO for an amount of up to R$80 million.

B2B

Vivo is a digital solutions hub for companies, with services that go beyond connectivity, creating an ecosystem made up of cloud services, cybersecurity, IoT, big data, messaging, sales and rental of IT equipment, among others.

In the last 12 months, digital services for companies generated R$4,363 million in revenues (+25.5% YoY), representing 7.7% (+1.1 p.p. YoY) of Vivo's total revenue in the period.



Digital B2B Revenues
R$ million
+25%
3,478
218
833
909
1,517
4,363
256
891
1,118
2,098
LTM 1Q24
LTM 1Q25
Cybersecurity
Cloud
IoT + Messaging
Digital Solutions²

1. [illegible] million Revenue Generating Units (taxpayer ID number/CPFs)
2. Includes equipment.

Costs

CONSOLIDATED IN R$ MILLION	1Q25	1Q24	Δ% YoY
TOTAL COSTS	**(8,687)**	**(8,269)**	**5.1**
COST OF SERVICES AND PRODUCTS SOLD	**(2,660)**	**(2,539)**	**4.8**
Services	(1,595)	(1,480)	7.7
Products sold	(1,066)	(1,059)	0.7
COSTS FROM OPERATIONS	**(6,026)**	**(5,730)**	**5.2**
Personnel	(1,548)	(1,439)	7.6
Commercial and Infrastructure	(3,648)	(3,461)	5.4
Provision for Bad Debt	(384)	(398)	(3.6)
G&A Expenses	(331)	(302)	9.5
Other Net Operating Rev. (Exp.)	(116)	(129)	(10.6)

Costs of Services and Products Sold

Cost of Services and Products Sold grew **+4.8% YoY**, due to the increased revenue from digital services and the sale of handsets and electronics.

Services

+7.7% YoY | 11.1% of Revs (+0.2 p.p YoY)

Acceleration of B2B digital sales, with a consequent increase in licensing costs.

Products Sold

+0.7% YoY | 7.4% of Revs (-0.4 p.p. YoY)

Growth was lower than the increase in revenue, due to an improved margin profile, mainly related to Handset & Electronics sales.

Costs from Operations

Costs from Operations presented a **+5.2% YoY growth,** due to the impact of inflation and higher expenses related to commercial activity.

Personnel

+7.6% YoY | 10.8% of Revs (+0.1 p.p. YoY)

Increase mainly due to annual salary and benefits readjustments, as well as a growth in the workforce, driven by the expansion of new businesses.

Commercial & Infrastructure

+5.4% YoY | 25.3% of Revs (-0.2 p.p. YoY)

Reflection of the increase in expenses with network maintenance and expansion, and higher commercial activity.

Provision for Bad Debt

-3.6% YoY | 2.7% of Revs (-0.3 p.p. YoY)

Ending 1Q25 at R$384 million, the control of PBD demonstrates that our customers continue to prioritize paying for their connectivity services on time, as well as the execution of credit and collection actions by the Company.

General & Administrative

+9.5% YoY | 2.3% of Revs (+0.1 p.p. YoY)

The increase reflects higher costs for third-party administrative services.

Other Revenues (Expenses)

-10.6% YoY | 0.8% of Revs (-0.2 p.p. YoY)

Increased tax recoveries, compensated by higher provision for contingencies and reduced copper sales, that should gradually resume throughout 2025.

Digitalization KPIs


Payments received through Pix
%
+9.1 p.p.
33%
42%
1Q24
1Q25


Vivo App Users[1]
Million
+3.1%
26.1
26.6
26.9
Sep-24
Dec-24
Mar-25

1. With the launch of the new Vivo App, the parameter for user analysis was revised in 2024, considering the use of the App by unique taxpayer ID number/CPF (B2C) in last 90 days.

From EBITDA to Net Income

EBITDA to Net Income

R$ million


5,704
(3,715)
1,989
(569)
(4)
(360)
2
1,058
EBITDA
D&A
EBIT
Financial Result
Gain (Loss) on Investments
Taxes (Income Taxes / Social Contribuition)
Net Income/ (Loss) of non-controlling shareholders
Net Income

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) for 1Q25 was R$5,704 million, an increase of +8.1% compared to 1Q24, with an EBITDA margin of 39.6%, +0.7 p.p. YoY.

Depreciation and Amortization

Depreciation and Amortization increased by +10.4% compared to 1Q24, due to lifespan revision and accelerated depreciation of legacy technologies carried out from 3Q24.

Among these technologies is copper, whose depreciation expense totals R$0.3 billion per quarter until 2Q26, when we will complete the full depreciation of this asset.

Additionally, from 2Q25 going forward, the Depreciation and Amortization line of PPA will be reduced by R$24 million per quarter, as we will complete the amortization of part of the intangible assets incorporated with the acquisition of GVT.

Financial Results

In 1Q25, the Financial Result totaled an expense of R$569 million, representing a reduction of -17.1% YoY, due to lower financial expenses related to legal disputes in the annual comparison, as well as a better net debt position excluding leases in 1Q25, driven by the growth of Cash and Equivalents (+22.3% QoQ).

Net Income

Net Income[1] totaled R$1,058 million in 1Q25, recording strong growth of +18.1% YoY, driven by the improvement in EBITDA (+8.1% YoY) and the reduction in net financial expenses (-17.1% YoY). Earnings per share (EPS)[2] for the last 12 months increased by +20.3% YoY, totaling R$0.65.

1. Considers the net income attributed to Telefônica Brasil.
2. Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 23.j of the Financial Statements from March 31, 2025.

Capex

CONSOLIDATED IN R$ MILLION	1Q25	1Q24	Δ% YoY
Network	1,651	1,660	(0.5)
IT, Systems and Others	217	214	1.5
Capex[1] ex-IFRS 16	**1,869**	**1,874**	**(0.3)**
Capex[1] ex-IFRS 16 / Net Revenue	*13.0%*	*13.8%*	*(0.9) p.p.*
IFRS 16 | Leasing Additions	**511**	**510**	**0.1**

Capex[1] in 1Q25 reached R$1,869 million (-0.9% YoY), representing 13.0% of the Net Operating Revenue for the quarter, a decrease of -0.9 p.p. in the annual comparison, reflecting a decrease of investment intensity.

Investments were directed towards strengthening our 5G network, which is already present in 519 cities (+2.9x YoY), covering 62% of the Brazilian population, and the expansion of our fiber operation, with significant growth of homes connected (+12.9% YoY).

Free Cash Flow

CONSOLIDATED IN R$ MILLION	1Q25	1Q24	Δ% YoY
EBITDA	**5,704**	**5,277**	**8.1**
Capital Expenditures	(1,869)	(1,874)	(0.3)
Working Capital	(182)	438	n.a.
IFRS 16 | Lease Payments	(843)	(651)	29.6
Net Financial Result	(485)	(490)	(1.2)
Taxes	(201)	(320)	(37.2)
FREE CASH FLOW	**2,124**	**2,380**	**(10.7)**

Free Cash Flow totaled R$2,124 million in 1Q25, a decrease of 10.7% YoY, primarily due to higher working capital consumption, given the difference in the timing of payment of some regulatory fees (EBC and Condecine), which in 2024 was paid part in March and part in April, while in 2025 was fully paid in March, and higher leasing disbursements. These effects were partially offset by the **improvement in EBITDA and lower tax payments.**

1. Does not include amounts related to reversal of provision for licenses renewal in the amount of R$[illegible] million in [illegible], besides IFRS 16 effects.

Indebtedness

Loans, Financing and Debentures

ISSUANCES IN R$ MILLION	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
Debentures (7th Issue - 1st series)	R$	CDI + 1.12% p.a.	2025	1,543	0	1,543
Debentures (7th Issue - 2nd series)	R$	CDI + 1.35% p.a.	2027	58	2,000	2,058
5G Licenses	R$	Selic	2040	64	963	1,027
Others[1]	R$/EUR	Selic, IPCA, CDI and Euribor	2027/2029	396	671	1,067
Gross Debt | EX-IFRS 16				**2,061**	**3,633**	**5,694**
Leases	R$	IPCA	2056	4,543	10,322	14,865
Gross Debt | IFRS 16				**6,604**	**13,955**	**20,559**

Net Debt

CONSOLIDATED IN R$ MILLION	03/31/2025	12/31/2024	03/31/2024
Short-Term Debt	2,061	1,927	465
Long-Term Debt	3,633	3,573	4,600
Gross Debt | Ex-IFRS 16	**5,694**	**5,500**	**5,066**
Cash, Applic. and Deposit[2]	(8,422)	(6,937)	(6,995)
Derivatives	(1)	(6)	9
Net Debt (Cash)	**(2,729)**	**(1,444)**	**(1,920)**
Leases	14,865	15,247	13,460
Net Debt	**12,136**	**13,803**	**11,540**

L.T. Debt Profile

Year	Financial Debt (R$ million)	IFRS 16 (R$ million)
2026	235	3,494
2027	2,287	2,476
2028	208	1,835
After 2028	903	2,517
Total	**3,633**	**10,322**

The Company's gross debt (ex-leases IFRS16) reached R$5,694 million at the end of 1Q25, an increase of +12.4% YoY due to the adhesion to the Amnesty Program in the states of São Paulo and Paraná, and liabilities related to company acquisitions, partially offset by payments related to 5G licenses. 99% of the gross debt is denominated in local currency and 1% in foreign currency. The currency exposure of the debt is 100% covered by hedging operations.

Considering Cash, Applications and Derivatives, the Company recorded net cash of R$2,729 million on March 31st, 2024. Including the leasing effect, net debt reaches R$12,136 million at the end of 1Q25.

1. Considers Liabilities under the contract for the acquisition of Vita [illegible], Vale Saúde and [illegible], as well as investments made by Polígono Capital in Vivo Money, Amnesty Program of the State of São Paulo and Paraná, besides the loan agreement of [illegible] Brasil. More details in note [illegible] of the Financial Statements from March 31, 2025.
2. Considers cash and cash equivalents, financial investments, and accounts receivable from FIDC Vivo Money.
3. Excluding IFRS-16. Debt position does not include the outstanding amount related to the FISTEL [illegible] fee for the period 2020-2025, amounting to R$[illegible] billion.

Capital Markets

Our capital stock consists exclusively of common shares, with voting rights, that are listed on B3 (ticker: VIVT3) and NYSE (ticker: VIV).

Share Performance


(Base 100 as of 12/31/2024)
IBOV
VIVT3
VIVT3 adjusted by dividends
120
110
100
90
Dec-24
Jan-25
Feb-25
Mar-25

	05/12/2025	03/31/2025	12/31/2024	Δ[3]
Closing price VIVT3 (R$)	27.20	49.83	46.77	6.5%
Closing price VIVT (US$)	9.59	8.72	7.55	15.5%
Average daily volume 3M VIVT3 (R$ mn)	120.4	117.6	128.6	-8.6%
Average daily volume 3M VIVT (US$ mn)	7.6	7.5	7.1	5.1%
Total number of shares	3,261,287,392	1,630,643,696	1,630,643,696	0
Outstanding shares	3,240,083,552	1,620,041,804	1,626,682,604	(6,640,800)
Treasury shares[1]	21,203,840	10,601,892	3,961,092	6,640,800
Net income LTM per share (EPS)[2]	-	3.52	3.38	4.4%
Price/Earnings (P/E)	-	14.23	13.75	3.5%
Price to Book Value (P/B)	-	1.19	1.09	9.1%
Book Value per Share	-	42.01	42.44	-1.0%

Reverse Split and Split

On April 15, 2025, the operation of reverse split and subsequently split was effective, changing our total number of shares to 3,261,287,392. This date also marks the end of the Position Adjustment Period. Fractions of shares held by shareholders who have not adjusted their positions to multiples of 40 shares will be grouped into whole numbers and sold at an auction, to be held at B3 S.A. – Brasil, Bolsa, Balcão. The Company will announce, in due course, the date of the Auction and the date on which the net proceeds will be made available to the holders of the fractional shares. **This operation aims to provide greater liquidity to the Company's shares and improve the price formation process by increasing the number of shares effectively traded and adjusting their quotation.**

1. Considers the position as of April 30th, 2025, for treasury shares.
2. Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in the note 23.j) of the Financial Statements from March 31st, 2025.
3. Variation compares periods ended March 31st, 2025, and December 31st, 2024.

Shareholder Remuneration

The Company has committed to distributing among its shareholders an amount equal to or greater than 100% of the net income for each fiscal year from 2024 to 2026, through dividends, interest on equity, capital reductions, and share buybacks. In 2024, we met the guidance, with a payout of 105.3% of net income.

Up to April 2025, **the remuneration paid to shareholders totaled R$2,576 million**, with R$2,250 million related to interest on equity declared in the fiscal year 2024 and R$326 million related to share buybacks.

The first proposal for the capital reduction in the amount of R$1.5 billion, approved by the Board of Directors and at the Extraordinary General Meeting, was paid in a single installment on July 10, 2024, based on the shareholding position as of April 10, 2024.

The second proposal, in the **amount of R$2.0 billion**, was approved by the Board of Directors on November 5, 2024, and by the Company's Extraordinary General Meeting held on December 18, 2024. The shareholding position considered for the receipt of funds was February 27, 2025, and these funds will be paid in a single installment on July 15, 2025.

The capital reduction operation aims to improve the Company's capital structure, which will allow for greater flexibility in the allocation of its capital, creating a balance between its resource needs and value generation for its shareholders

Interest on Equity declared in 2025 already totals R$1.1 billion. The Board of Directors approved the distribution of gross amounts of R$180 million in February 2025, R$200 million in March 2025, R$240 million in April 2025, and R$500 million in May 2025, to be paid by April 30, 2026.

On February 25, 2025, a new Share Buyback Program was approved by the Board of Directors, with the aim of increasing shareholder value through the efficient use of available cash resources, optimizing the company's capital allocation. The program began on February 26, 2025, and will remain in effect until February 25, 2026. **The maximum amount to be used will be up to R$1.75 billion.**

For more information regarding Shareholder Remuneration, click here.



Shareholder Distributions[1]
R$ million
4,786
489
1,827
2,471
5,845
1,300
1,500
3,045
2,576
326
2,250
2023
2024
2025YTD
Buybacks
Capital Reduction
Dividends
IoC

1. Considers dividends, interest on capital and resources resulting from the capital reduction paid, and share buybacks made between January and December of each year.

Migration from Fixed Voice Concession to Authorization

Context

On April 11, 2025, Vivo and ANATEL signed the Single Term of Authorization, officializing the migration from a Concession regime to the Authorization model for the Fixed Telephony Service in the State of São Paulo.

The process of migrating from the fixed voice concession regime to authorization will allow us to optimize costs and investments, adding value to the Company.

Potential Financial Benefits[1]

Copper: Proceeds of approximately **R$3 billion** from the sale of recovered copper from cables, net of extraction costs[2].

Real Estate: Estimated proceeds of approximately **R$1.5 billion[3]** from the sale of assets, net of demobilization costs[2].

Recurring Savings: Cost efficiencies related to the decommissioning of the copper network, that mostly impact the Commercial & Infrastructure Opex line, to be captured gradually until we achieve the run-rate in 2028.

Timeline for Capture of Benefits



100%
2025
2026
2027
2028

We will start to capture benefits in 2025 and will accelerate in 2026 and 2027

Next Steps

The migration of copper-based fixed voice customers to other technologies is already underway, enabling improved service quality and the initial release of assets.

We will invest in projects, to be delivered in 5 to 10 years, focused on expanding our mobile coverage and fiber backhaul, while maintaining the fixed voice service where we are the carrier of last resort up to 2028.

1. These are nominal figures and do not represent a NPV calculation. Estimations are based on current market and macroeconomic conditions and may vary due to changes in the business environment, exchange rates, commodity prices, among other factors.
2. Free cash flow before income tax.
3. Includes real estate assets not linked to the concession.

ESG

Environmental, Social and Governance

Vivo's ESG Strategy is composed of 6 action pillars, with over 100 indicators integrated into the Responsible Business Plan (RBP), monitored and approved by the Board of Directors through the Quality and Sustainability Committee. The RBP contains goals that contribute to the company's sustainable growth with ethics and integrity, composed of Sustainable Development Goals (SDGs) and other relevant commitments on the topic.

Environment

INCLUDED IN THE CDP CLIMATE A LIST, being the only Brazilian telecom company on the list of global leaders in the climate agenda for four years.

NATURE PRESERVATION, WITH THE AMAZON AS THE CENTRAL AXIS, is the focus of Telefônica Brasil's communication actions, reinforcing the theme in the year of COP 30 in Brazil. Through the "Futuro Vivo" platform, the brand has been promoting reflections within society on environmental preservation. At Lollapalooza 2025, the "Raízes Vivas" initiative featured an immersive experience about forest preservation and northern culture to Vivo's spaces at the festival.

ISO 14001: recertification successfully achieved in the 51 municipalities within the scope.

R$2,584.7 MILLION IN REVENUES in the last 12 months generated from solutions that promote energy and climate efficiency and contribute to limiting the temperature increase to 1.5°C.

Social

TRAINEE PROGRAM ACHIEVES RECORD IN DIVERSITY: 56% of the selected candidates are black employees, and 11% have some form of disability.

ACCESSIBILITY: The company leads ANATEL's accessibility ranking among major operators, that recognizes best practices in customer service for people with disabilities. It stands out with a score of 93% in digital channels, more than 15 p.p. ahead of the second place.

Governance

HIGHLIGHT IN S&P ESG ASSESSMENT: Highest score in Brazil and 6th highest score among 131 companies evaluated in the sector (Telecommunication Services) in the S&P Global Corporate Sustainability Assessment by S&P[1].

ISE B3: Once again, Telefônica Brasil is included in the B3 Corporate Sustainability Index, ranking among the leading Brazilian companies in sustainability.

ESG HIGHLIGHTS: Access the document here that consolidates the main ESG data of the year.

RECOGNITIONS: (i) For the 2nd consecutive year, among the top 20 companies with the best reputation in Brazil in the Merco Corporate Reputation Monitor; (ii) Among the companies in the LinkedIn Top Companies 2025 ranking; (iii) First place in the GPTW award: Flexible Work Journey; (iv) Estadão Empresas Mais Award, Ethics and Citizenship category; (v) Gold in the Customer Experience Maturity Score at the CX Cliente SA Award, by Cliente SA in partnership with V2 Consulting.

1. Date: 05/03/2025

Operational Indicators

Mobile Business

THOUSAND	1Q25	1Q24	Δ% YoY
TOTAL MOBILE ACCESSES	**102,391**	**99,663**	**2.7**
Postpaid	67,418	62,608	7.7
Postpaid ex-M2M & Dongles	48,193	44,805	7.6
M2M	17,669	16,020	10.3
Dongles	1,556	1,783	(12.7)
Prepaid	34,974	37,055	(5.6)
MARKET SHARE	**38.8%**	**38.6%**	**0.2 p.p.**
Postpaid	41.2%	41.5%	(0.3) p.p.
Prepaid	34.9%	34.6%	0.3 p.p.
ARPU (R$/month)	**30.2**	**29.2**	**3.5**
Postpaid (ex-M2M)	52.2	51.2	2.0
Prepaid	12.6	13.5	(7.2)
M2M	3.2	3.1	3.0
MONTHLY CHURN	**2.1%**	**2.1%**	**(0.0) p.p.**
Postpaid	1.0%	1.0%	0.0 p.p.
Postpaid ex-M2M & Dongles	1.1%	1.0%	0.1 p.p.
Prepaid	3.6%	3.1%	0.5 p.p.

Fixed Business

THOUSAND	1Q25	1Q24	Δ% YoY
TOTAL FIXED ACCESSES	**13,736**	**13,818**	**(0.6)**
FTTH	**7,170**	**6,348**	**12.9**
Others	**6,567**	**7,470**	**(12.1)**
Fixed Voice	5,585	6,262	(10.8)
VoIP	3,357	3,364	(0.2)
Copper	2,228	2,897	(23.1)
IPTV	770	828	(7.0)
xDSL	138	212	(35.0)
FTTC	74	168	(56.1)
ARPU | FTTH (R$/month)	**89.6**	**91.4**	**(2.0)**
ARPU | IPTV (R$/month)	**141.7**	**145.1**	**(2.4)**

Income Statement

CONSOLIDATED IN R$ MILLION	1Q25	1Q24	Δ% YoY
Gross Operating Revenue	**19,809**	**18,596**	**6.5**
Net Operating Revenue	**14,390**	**13,546**	**6.2**
Mobile Services	9,272	8,702	6.5
FTTH	1,899	1,717	10.6
Corporate Data, ICT and Digital Services	1,312	1,132	15.8
Handsets and Electronics	909	881	3.2
Other Revenues[1]	999	1,114	(10.3)
Total Costs	**(8,687)**	**(8,269)**	**5.1**
Cost of Services and Products Sold	**(2,660)**	**(2,539)**	**4.8**
Services	(1,595)	(1,480)	7.7
Products Sold	(1,066)	(1,059)	0.7
Costs from Operations	**(6,026)**	**(5,730)**	**5.2**
Personnel	(1,548)	(1,439)	7.6
Commercial and Infrastructure	(3,648)	(3,461)	5.4
Provision for Bad Debt	(384)	(398)	(3.6)
General and Administrative	(331)	(302)	9.5
Other Net Operating Revenue (Expenses)	(116)	(129)	(10.6)
EBITDA	**5,704**	**5,277**	**8.1**
EBITDA Margin %	***39.6***	***39.0***	***0.7***
Depreciation and Amortization	**(3,715)**	**(3,366)**	**10.4**
EBIT	**1,989**	**1,911**	**4.1**
Financial Result	**(569)**	**(687)**	**(17.1)**
Gain (Loss) on Investments	**(4)**	**(0)**	**n.a.**
Income before Taxes (Income Tax / Social contribuition)	**1,416**	**1,224**	**15.7**
Taxes (Income Tax / Social contribution)	**(360)**	**(328)**	**9.7**
Net Income before non-controlling shareholders	**1,056**	**896**	**17.9**
Net Income/(Loss) of non-controlling shareholders	***(2)***	***1***	***n.a.***
Net Income[2]	**1,058**	**896**	**18.1**
Earnings per Share (EPS)[3]	**0.65**	**0.54**	**20.3**

1. Other Revenues include Voice, xDSL, FTTC and IPTV.
2. Net income attributed to Telefônica Brasil.
3. Earnings per share (EPS) calculated based on net income attributed to Telefônica Brasil divided by the weighted average number of outstanding shares for the period, more details in note 24.j of the Financial Statements from March 31st, 2025.

Balance Sheet

CONSOLIDATED IN R$ MILLION	03/31/2025	12/31/2024	Δ% YoY
ASSETS	**126,605**	**124,941**	**1.3**
Current Assets	**25,797**	**22,814**	**13.1**
Cash and Cash Equivalents	8,185	6,691	22.3
Accounts Receivable	9,657	9,472	2.0
Inventories	1,210	1,097	10.3
Other current assets	6,746	5,554	21.5
Non-Current Assets	**100,808**	**102,126**	**(1.3)**
Accounts Receivable	317	370	(14.5)
Guarantees and Deposits	2,891	2,895	(0.2)
Other assets	3,873	3,787	2.3
Property, Plant and Equipment, Net	45,757	46,812	(2.3)
Intangible Assets, Net	47,971	48,262	(0.6)
LIABILITIES AND SHAREHOLDERS' EQUITY	**126,605**	**124,941**	**1.3**
LIABILITIES	**58,461**	**55,141**	**6.0**
Current Liabilities	**26,758**	**24,258**	**10.3**
Personnel, social charges and benefits	982	1,238	(20.7)
Accounts payable and suppliers	9,510	9,231	3.0
Taxes, fees and contribuitions	1,643	1,596	2.9
Loans, financing, debentures, leasing and other creditors	6,604	6,448	2.4
Interest on capital and dividends	2,564	2,237	14.6
Provisions and contingencies	1,551	1,771	(12.4)
Other liabilities	3,904	1,737	124.8
Non-Current Liabilities	**31,703**	**30,883**	**2.7**
Personnel, social charges and benefits	44	75	(41.6)
Taxes, fees and contribuitions	6,317	5,344	18.2
Deffered income tax and social contribution	4,096	4,016	2.0
Loans, financing, debentures, leasing and other creditors	13,956	14,299	(2.4)
Provisions and contingencies	5,487	5,369	2.2
Other liabilities	1,804	1,781	1.3
SHAREHOLDERS' EQUITY	**68,144**	**69,799**	**(2.4)**

Additional Information

EBITDA After Leases (IFRS 16)

CONSOLIDATED IN R$ MILLION	1Q25	1Q24	Δ% YoY
EBITDA	**5,704**	**5,277**	**8.1**
Leasing Depreciation (IFRS 16)	(913)	(826)	10.5
Leasing Interest (IFRS 16)	(414)	(403)	2.6
EBITDA After Leases (EBITDA AL)	**4,376**	**4,047**	**8.1**
EBITDA AL Margin	*30.4%*	*29.9%*	*0.5 p.p.*
Capex ex-IFRS 16	1,869	1,874	(0.3)
Operating Cash Flow (EBITDA AL - Capex)	**2,508**	**2,173**	**15.4**
OpCF EBITDA AL Margin	*17.4%*	*16.0%*	*1.4 p.p.*

Depreciation and Amortization

CONSOLIDATED IN R$ MILLION	1Q25	1Q24	Δ% YoY
Depreciation and Amortization	**(3,715)**	**(3,366)**	**10.4**
Depreciation	(1,811)	(1,598)	13.3
Leasing Depreciation (IFRS 16)	(913)	(826)	10.5
Amortization	(741)	(700)	5.9
PPA[1] Depreciation/Amortization	(249)	(242)	3.0

1. Purchase Price Allocation

Conference Call

Date

May, 13th 2025
(Tuesday)

Time

10h00
(Brasília time)

09h00
(New York time)

Connection

Live transmission in English

Click here

A replay of the conference call will be available **after the end of the event, in our website**

Telefônica Brasil
Investor Relations

Av. Eng. Luis Carlos Berrini, 1376
18th floor – Cidade Monções – SP
04571-000

ir.br@telefonica.com

Information available on the website:
ri.telefonica.com.br/en/

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